                                                                       EXHIBIT T

                              INTERIM REPORT 2000

                              FIRST QUARTER REPORT

                                   [BIOVAIL LOGO]

DEAR FELLOW SHAREHOLDERS

    The first quarter of 2000 has seen Biovail Corporation continue the excellent performance achieved throughout 1999. The Company reported record first quarter financial results, with total revenues 70% greater than the first quarter 1999, driven by product sales 168% better than the first three months of last year. In addition, I am pleased to report a number of significant achievements in the first quarter, including new product launches, in-licensing agreements and exciting progress in our product pipeline.

RECORD PRODUCT SALES

    Biovail recorded $33.6 million from product sales in the first quarter of 2000, a substantial increase from the $12.6 million in sales recorded in the same period of last year. The increase is due to continuing strong sales of Tiazac-Registered Trademark- in the U.S., where it currently maintains a 17% share of the diltiazem market; continued penetration of Tiazac-Registered Trademark- and other in-licensed products marketed by the Company's Crystaal division in Canada; and the recent U.S. launches of generic versions of Adalat CC, Cardizem CD and Voltaren XR through our U.S. marketing partner Teva Pharmaceuticals.

NEW PRODUCT LAUNCHES

    In the first quarter, Biovail successfully launched two significant new generic products. The Company's generic version of Voltaren XR, a treatment for osteoarthritis and rheumatoid arthritis with annual U.S. branded sales of $98 million, received FDA approval in February, and was immediately launched in the U.S. market by Teva Pharmaceuticals Industries Ltd. Teva also launched Biovail's generic Adalat CC in a 30mg dosage strength. At present, the 30mg dosage accounts for approximately 30% of total Adalat CC sales of $357 million. In addition, the launch in the U.K. of Nurofen Meltlets, a new form of ibuprofen developed using Biovail's patented Flash Dose-Registered Trademark- technology, marked a significant milestone. Nurofen Meltlets are marketed in the U.K. by Boots Healthcare. Boots' Nurofen is currently the U.K.'s best selling pain relief medication.

CRYSTAAL PORTFOLIO GROWTH

    Crystaal, Biovail's successful Canadian sales and marketing operation, significantly increased its portfolio in the first quarter with the in-licensing of three new products. Ampligen, a medication used in the treatment of chronic fatigue syndrome, was in-licensed from Hemispherx Biopharma Inc. and is currently awaiting final marketing approval. Fibrostat, a treatment for scars due to burns and surgery, was in-licensed from Procyon Biopharma. Fibrostat is in late Phase II trials. Monocor, a beta-blocker indicated for mild to moderate hypertension was in-licensed from Wyeth-Ayerst Laboratories and is expected to be launched in the second quarter. These join the five products currently marketed in Canada by Crystaal, including Tiazac-Registered Trademark- and four selected in-licensed products.

MANUFACTURING EXPANSION

    Biovail's existing manufacturing operations in Manitoba, Canada and Puerto Rico are operating at peak efficiency to meet the demand for the Company's products. To ensure that the Company will continue to meet its future requirements, Biovail announced the acquisition of the Dorado, Puerto Rico manufacturing facility from McNeil Pharmaceuticals Corp., a division of Johnson & Johnson Inc., in the quarter. The Dorado plant is an FDA-approved cGMP facility currently occupying 120,000 sq. ft. with room for expansion.

PIPELINE PROGRESS

    Significant progress was made in Biovail's product pipeline in the first quarter of 2000, highlighted by two exciting developments. In March, FDA approval was received for Biovail's NDA for a novel once-daily controlled-release formulation of Diltiazem Hcl. In January, the Company initiated Phase III clinical trials of its novel once-daily controlled-release formulation of Buspirone, a successful medication used to treat generalized anxiety disorders. Buspirone is currently only available as a three-times-daily immediate-release product. Also in Biovail's NDA pipeline, development of a controlled-release formulation of the antidepressant Celexa is proceeding on schedule and other products, at various stages of development, are progressing favourably. The Company's controlled-release generic pipeline includes three products awaiting final FDA approval and several others under development.

OTHER DEVELOPMENTS

    Additional developments during the first quarter of 2000 included the successful completion of two financing programs that raised gross proceeds of approximately $400 million. Approximately $100 million was raised from an equity offering, and $300 million from the issuance of convertible preferred debentures. Approximately $141 million of these proceeds were used to retire the Company's 10 7/8% U.S. Dollar Senior Notes.

    Finally, Biovail completed the sale of its Irish manufacturing operations, acquired in the acquisition of Fuisz Technologies Ltd., to Stada Arzneimittel AG for $20 million.

RECORD FINANCIAL RESULTS

    Effective January 1, 2000, Biovail changed its accounting reporting convention to U.S. GAAP from Canadian GAAP. In addition, the Company began reporting its earnings per share on a diluted basis.

    Biovail reported record financial results for the first quarter of 2000. Revenue for the first quarter increased by 70% to $46.9 million, compared to $27.6 million for the first quarter of last year. Operating income for the quarter was $14.2 million, a 32% improvement over the $10.8 million reported in first quarter 1999. Diluted earnings per share before extraordinary item increased by 27% to $0.19 per share over first quarter 1999 diluted earnings per share of $0.15.

    This excellent start to the new year, both financially and in terms of Company progress, clearly positions Biovail for an outstanding 2000.

    On behalf of the Board, I offer my gratitude to the employees of Biovail for all of their efforts and to you, our shareholders, for your continued support.

(signed) Eugene Melnyk

Eugene Melnyk

Chairman of the Board

                          CONSOLIDATED BALANCE SHEETS

                          IN ACCORDANCE WITH U.S. GAAP

        (ALL DOLLAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF U.S. DOLLARS)

                                                              MARCH 31,   DECEMBER 31,
(UNAUDITED)                                                     2000          1999
-----------                                                   ---------   ------------
ASSETS
CURRENT
  Cash and cash equivalents                                   $475,670      $178,086
  Short-term investments                                        19,547        65,893
  Accounts receivable                                           75,577        60,571
  Inventories                                                   18,130        12,701
  Assets held for disposal                                          --        20,000
  Deposits and prepaid expenses                                  1,984         3,172
                                                              --------      --------
                                                               590,908       340,423

LONG-TERM INVESTMENTS                                            3,190            12
PROPERTY, PLANT AND EQUIPMENT, net                              47,193        45,300
OTHER ASSETS, net                                               89,878        86,478
                                                              --------      --------
                                                              $731,169      $472,213
                                                              ========      ========
LIABILITIES
CURRENT
  Accounts payable                                            $ 26,521      $ 22,685
  Accrued liabilities                                           26,813        31,107
  Income taxes payable                                           3,412         3,585
  Customer prepayments                                           4,473         4,962
  Deferred tax liability                                           336           336
  Current portion of long-term debt                              1,318        12,016
                                                              --------      --------
                                                                62,873        74,691
DEFERRED TAX LIABILITY                                           4,614         4,698
CONVERTIBLE SUBORDINATED PREFERRED EQUIVALENT DEBENTURES       300,000            --
LONG-TERM DEBT                                                      --       125,488
                                                              --------      --------
                                                               367,487       204,877
                                                              --------      --------
SHAREHOLDERS' EQUITY
  Common shares, no par value, unlimited shares authorized,
    64,731,000 and 62,196,000 issued and outstanding at
    March 31, 2000 and December 31, 1999, respectively         475,470       373,962
  Warrants                                                       8,244         8,244
  Warrant subscription receivable                               (1,005)       (2,287)
  Deficit                                                     (120,741)     (113,843)
  Accumulated other comprehensive income                         1,714         1,260
                                                              --------      --------
                                                               363,682       267,336
                                                              --------      --------
                                                              $731,169      $472,213
                                                              ========      ========

                    CONSOLIDATED STATEMENTS OF INCOME (LOSS)

                          IN ACCORDANCE WITH U.S. GAAP

  (ALL DOLLAR AMOUNTS EXCEPT PER SHARE DATA ARE EXPRESSED IN THOUSANDS OF U.S.
                                    DOLLARS)

                                                                 THREE MONTHS ENDED
                                                                      MARCH 31,
                                                              -------------------------
(UNNAUDITED)                                                     2000          1999
------------                                                  -----------   -----------
REVENUE
  Product sales                                               $    33,631   $    12,562
  Research and development                                         10,501         6,077
  Royalty and licensing                                             2,728         8,952
                                                              -----------   -----------
                                                                   46,860        27,591
                                                              -----------   -----------
EXPENSES
  Cost of goods sold                                               11,035         5,039
  Research and development                                         11,766         5,324
  Selling, general and administrative                               9,839         6,468
                                                              -----------   -----------
                                                                   32,640        16,831
                                                              -----------   -----------
OPERATING INCOME                                                   14,220        10,760
INTEREST EXPENSE, net                                                (266)       (2,792)
                                                              -----------   -----------
INCOME BEFORE INCOME TAXES                                         13,954         7,968
PROVISION FOR INCOME TAXES                                            813           533
                                                              -----------   -----------
INCOME BEFORE EXTRAORDINARY ITEM                                   13,141         7,435
EXTRAORDINARY ITEM -- Premium paid on early extinguishment
  of U.S. Dollar Senior Notes                                     (20,039)           --
                                                              -----------   -----------
NET INCOME (LOSS)                                             $    (6,898)  $     7,435
                                                              ===========   ===========
BASIC EARNINGS (LOSS) PER SHARE
  Income before extraordinary item                            $      0.21   $      0.15
  Extraordinary item                                                (0.32)           --
                                                              -----------   -----------
  Net income (loss)                                           $     (0.11)  $      0.15
                                                              ===========   ===========
DILUTED EARNINGS (LOSS) PER SHARE
  Income before extraordinary item                            $      0.19   $      0.15
  Extraordinary item                                                (0.29)           --
                                                              -----------   -----------
  Net income (loss)                                           $     (0.10)  $      0.15
                                                              ===========   ===========
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING
  Basic                                                        62,792,000    49,207,000
                                                              ===========   ===========
  Diluted                                                      70,261,000    50,388,000
                                                              ===========   ===========

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                          IN ACCORDANCE WITH U.S. GAAP

        (ALL DOLLARS AMOUNTS ARE EXPRESSED IN THOUSANDS OF U.S. DOLLARS)

                                                               THREE MONTHS ENDED
                                                                    MARCH 31,
                                                              ---------------------
(UNAUDITED)                                                     2000        1999
-----------                                                   ---------   ---------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss)                                           $  (6,898)  $   7,435
  Depreciation and amortization                                   5,540       1,489
  Deferred income tax provision                                     (84)         --
  Extraordinary item -- Premium paid on early extinguishment
    of U.S. Dollar Senior Notes                                  20,039          --
  Compensation cost for employee stock options                       --         281
                                                              ---------   ---------
                                                                 18,597       9,205
Change in non-cash operating items:
  Decrease (increase) in accounts receivable                    (12,340)      1,466
  Increase in inventories                                        (5,550)     (3,030)
  Decrease in deposits and prepaid expenses                       1,188          45
  Decrease in accounts payable and accrued liabilities           (3,241)       (383)
  Decrease in income taxes payable                                 (177)       (386)
  Increase (decrease) in customer prepayments                      (489)      9,440
                                                              ---------   ---------
                                                                (20,609)      7,152
                                                              ---------   ---------
                                                                 (2,012)     16,357
                                                              ---------   ---------
CASH FLOWS FROM INVESTING ACTIVITIES
  Additions to property, plant and equipment, net                (3,929)     (1,611)
  Maturity of short-term investments, net                        46,346          --
  Acquisition of long-term investments                           (2,285)         --
  Proceeds from assets held for disposal                         17,000          --
  Decrease in other assets                                          261          --
  Advance of executive stock purchase plan loans                     --         (52)
                                                              ---------   ---------
                                                                 57,393      (1,663)
                                                              ---------   ---------
CASH FLOWS FROM FINANCING ACTIVITIES
  Issuance of share capital                                     102,298       1,424
  Repurchase of share capital                                        --     (14,933)
  Issuance of convertible subordinated preferred equivalent
    debentures, net of financing costs                          290,312          --
  Repurchase of U.S. Dollar Senior Notes                       (141,017)         --
  Reduction in other long-term debt                             (10,651)       (300)
  Collection of warrant subscription receivable                   1,282         640
                                                              ---------   ---------
                                                                242,224     (13,169)
                                                              ---------   ---------
EFFECT OF EXCHANGE RATE CHANGES ON CASH                             (21)       (548)
                                                              ---------   ---------
INCREASE IN CASH AND CASH EQUIVALENTS                           297,584         977
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                  178,086      78,279
                                                              ---------   ---------
CASH AND CASH EQUIVALENTS, END OF PERIOD                      $ 475,670   $  79,256
                                                              =========   =========

                             CORPORATE INFORMATION

BOARD OF DIRECTORS

EUGENE N. MELNYK

Chairman of the Board, Biovail Corporation

BRUCE D. BRYDON

Chief Executive Officer, Biovail Corporation

ROBERT A. PODRUZNY

President and Chief Operating Officer, Biovail Corporation

KENNETH C. CANCELLARA, Q.C.

Senior Vice President, General Counsel and Secretary, Biovail Corporation

ROLF K. REININGHAUS

Senior Vice President, Corporate and Strategic Development, Biovail Corporation

WILFRED BRISTOW

Vice President, Nesbitt Burns Inc.

ROGER ROWAN

President and Chief Operating Officer, Watt Carmichael Inc.

ROBERT VUJEA

President, R&D Chemical Corporation

TRADING SYMBOLS                                REGISTRARS AND TRANSFER AGENTS
---------------                                ------------------------------
Common Shares: BVF
Common Share                                   CIBC Mellon Trust Company
  Warrants: BVF_w                              Toronto, Canada
Convertible                                    ChaseMellon Shareholder
  Subordinated                                 Services
  Preferred                                    New York, New York
  Equivalent
  Debentures: BVF_p

THE ANNUAL MEETING OF SHAREHOLDERS

The annual meeting of shareholders will be held at 10:00 a.m.
Monday, June 26, 2000 at the Royal York Hotel,
Territories Room, 100 Front Street, Toronto, Ontario.

                            SHAREHOLDER INFORMATION

HEAD OFFICE

Biovail Corporation
2488 Dunwin Drive
Mississauga, Ontario
Canada L5L 1J9

HOW TO REACH US FOR MORE INFORMATION

    For additional copies of this report, the annual report on form 20-F as filed with the United States Securities and Exchange Commission, for quarterly reports or for further information, please contact Investor Relations.

BY MAIL:

Biovail Corporation
2488 Dunwin Drive
Mississauga, Ontario
Canada L5L 1J9

BY PHONE:                                      BY FAX:
---------                                      -------
(416) 285-6000                                 (416) 285-6499

BY E-MAIL:                                     BY WEB:
----------                                     -------
ir@biovail.com                                 www.biovail.com

THE FOLLOWING WORDS AND LOGOS ARE TRADEMARKS FOR THE COMPANY AND MAY BE REGISTERED IN CANADA, THE UNITED STATES AND CERTAIN OTHER JURISDICTIONS:
BIOVAIL, TIAZAC-REGISTERED TRADEMARK-, VIAZEM, CEFORM-REGISTERED TRADEMARK-, FLASH DOSE-REGISTERED TRADEMARK-, SHEARFORM-REGISTERED TRADEMARK- AND CRYSTAAL.

TO THE EXTENT ANY STATEMENTS MADE IN THIS REPORT CONTAINS INFORMATION THAT IS NOT HISTORICAL, THESE STATEMENTS ARE ESSENTIALLY FORWARD-LOOKING. AS SUCH, THEY ARE SUBJECT TO RISKS AND UNCERTAINTIES, INCLUDING THE DIFFICULTY OF PREDICTING FDA AND TTP APPROVALS, ACCEPTANCE AND DEMAND FOR NEW PHARMACEUTICAL PRODUCTS, THE IMPACT OF COMPETITIVE PRODUCTS AND PRICING, NEW PRODUCT DEVELOPMENT AND LAUNCH, RELIANCE ON KEY STRATEGIC ALLIANCES, AVAILABILITY OF RAW MATERIALS, THE REGULATORY ENVIRONMENT, FLUCTUATIONS IN OPERATING RESULTS AND OTHER RISKS DETAILED FROM TIME TO TIME IN THE COMPANY'S FILINGS WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION AND CANADIAN SECURITIES AUTHORITIES.

[biovail logo]

2488 Dunwin Drive, Mississauga, Ontario, Canada L5L 1J9
Tel (416) 285-6000 Fax (416) 285-6499